EX 99.1

ALBERTA
BRITISH COLUMBIA

FORM 51-102F3
(Previously Form 53-901)

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Netco Energy Inc.
#1100 - 609 West Hastings Street
Vancouver, BC V6B 4W4
Telephone: 604.331.3376

Item 2.	Date of Material Change July 8, 2004
Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

Press Release dated July 8, 2004 disseminated via Canada Newswire.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces that it closed its private placement announced on March 22, 2004 and issued 15% Convertible Debentures for aggregate proceeds of up to $1,000,000 and issued 2,000,000 flow-through units (the "Flow-through Units") at a price of $0.44 per Flow-through Unit, for additional proceeds of $880,000.

Item 5.	Full Description of Material Change See attached News Release.
Item 6.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.

Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Chris Schultze - 604.331.3376

Item 9.	Date of Report DATED at Vancouver, British Columbia, this 12th day of July, 2004. “Chris Schultze” _________________________ Chris Schultze, President and Director

Schedule "A"

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces closing of $1.88 million Private Placement

VANCOUVER, July 8, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) is pleased to announce the closing of its Private Placement announced on March 22, 2004 and has issued 15% Convertible Debentures (the “Debentures”) for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.

Any shares issued on the conversion of the Debentures or the exercise of the Debenture Warrants are subject to a four month hold period which expires on November 6, 2004 pursuant to the Securities Act (British Columbia).

The Company will use the proceeds of the financing to fund the Company’s oil and gas exploration activities in Western Canada and for general working capital.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.